Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2021 and September 30, 2022	F-2
Unaudited Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2021 and 2022	F-4
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2022	F-5
Notes to the Consolidated Financial Statements	F-7

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and September 30, 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of September 30,
	Note	2021	2022
		RMB	RMB	US$(Note 2(b))
ASSETS
Current assets:
Cash and cash equivalents	2(c)	2,684,342	2,002,656	281,529
Restricted cash	2(d)	47,362	-	-
Accounts receivable, net		367	-	-
Inventories	4	812,363	1,328,875	186,810
Prepayments and other current assets	5	1,729,027	1,693,175	238,023
Total current assets		5,273,461	5,024,706	706,362
Non-current assets:
Cryptocurrency	6	20,310	74,092	10,416
Property, equipment and software	7	185,566	320,117	45,001
Right-of-use assets, net		30,920	35,259	4,957
Deferred income tax assets		99,044	71,768	10,089
Other non-current assets	5	2,956	35,504	4,991
Non-current financial investment		20,000	20,000	2,812
Total non-current assets		358,796	556,740	78,266
Total assets		5,632,257	5,581,446	784,628
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities：
Accounts payable		143,441	32,664	4,592
Contract liabilities	2(e)	1,340,731	299,462	42,098
Income tax payable		148,719	106,535	14,976
Accrued liabilities and other current liabilities	8	437,394	233,972	32,892
Lease liabilities, current		14,819	18,666	2,624
Total current liabilities		2,085,104	691,299	97,182
Non-current liabilities:
Lease liabilities, non-current		16,292	13,928	1,958
Warrant liability	9	66,347	-	-
Other non-current liabilities		5,824	4,809	676
Total liabilities		2,173,567	710,036	99,816
Contingencies (Note 15)

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2021 and September 30, 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of September 30,
	Note	2021	2022
		RMB	RMB	US$(Note 2(b))
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized; 2,804,138,492 shares issued, 2,577,386,552 and 2,545,521,047 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)	10	1	1	-
Subscriptions receivable from shareholders	10	(1)	(1)	-
Treasury stocks (US$0.00000005 par value; 226,751,940 and 258,617,445 shares as of December 31, 2021 and September 30, 2022, respectively)		(231,281)	(305,752)	(42,982)
Additional paid-in capital		2,891,134	3,201,983	450,128
Statutory reserves		97,420	97,420	13,695
Accumulated other comprehensive (loss)/income		(101,925)	42,382	5,958
Retained earnings		803,342	1,835,377	258,013
Total shareholders’ equity		3,458,690	4,871,410	684,812
Total liabilities and shareholders’ equity		5,632,257	5,581,446	784,628

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the nine months ended September 30,
	Note	2021	2022
		RMB	RMB	US$(Note 2(b))
Revenues
Products revenue		2,787,982	3,840,005	539,819
Mining revenue		6,279	146,489	20,593
Leases revenue		7,556	-	-
Service revenue		224	-	-
Other revenues		110	487	68
Total Revenues		2,802,151	3,986,981	560,480
Cost of revenues		(1,438,355)	(2,008,129)	(282,298)
Gross profit		1,363,796	1,978,852	278,182
Operating expenses:
Research and development expenses		(220,829)	(323,164)	(45,430)
Sales and marketing expenses		(69,755)	(55,337)	(7,779)
General and administrative expenses		(458,113)	(418,148)	(58,782)
Total operating expenses		(748,697)	(796,649)	(111,991)
Income from operations		615,099	1,182,203	166,191
Interest income		5,324	8,268	1,162
Change in fair value of warrant liability	9	168,030	24,598	3,458
Impairment on cryptocurrency	6	-	(41,683)	(5,860)
Foreign exchange gains, net		13,701	216,374	30,417
Other income, net		1,949	8,119	1,141
Income before income tax expense		804,103	1,397,879	196,509
Income tax expense	13	(348)	(301,304)	(42,357)
Net income		803,755	1,096,575	154,152
Foreign currency translation adjustment, net of nil tax		(2,215)	144,307	20,286
Total comprehensive income		801,540	1,240,882	174,438
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	14	2,494,548,234	2,575,201,787	2,575,201,787
— Diluted		2,536,414,034	2,579,673,296	2,579,673,296
Net earnings per Class A and Class B ordinary share (cent per share)
— Basic	14	32.22	42.58	5.99
— Diluted		31.69	42.51	5.98
Share-based compensation expenses were included in:
Cost of revenues		269	585	82
Research and development expenses		79,559	51,927	7,300
Sales and marketing expenses		6,117	11,880	1,670
General and administrative expenses		329,151	246,457	34,646

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the nine months ended September 30,
	2021	2022
	RMB	RMB	US$(Note 2(b))
Cash flows from operating activities
Net cash provided by (used in) operating activities	336,863	(582,156)	(81,839)
Cash flows from investing activities:
Proceeds from disposal of short-term investments	62,663	-	-
Proceeds from disposal of cryptocurrency	-	25,671	3,609
Purchase of property, equipment and software	(23,607)	(65,933)	(9,269)
Payment for non-current financial investments	(20,000)	-	-
Net cash provided by (used in) investing activities	19,056	(40,262)	(5,660)
Cash flows from financing activities:
Payment for repurchase of ordinary shares	(41,560)	(178,293)	(25,064)
Payment for repurchase of warrants	-	(44,282)	(6,225)
Prepayment under share repurchase agreement	(5,073)	(6,096)	(857)
Payment for cost of issuance of ordinary shares and warrants	(5,705)	-	-
Repayment of borrowings	(35,000)	-	-
Proceeds from resale of treasury stock	-	69,222	9,731
Repurchase for tax withholdings on vesting of restricted share units	-	(156,138)	(21,950)
Proceeds from issuance of ordinary shares and warrants	1,029,455	-	-
Net cash provided by (used in) financing activities	942,117	(315,587)	(44,365)

Net increase (decrease) in cash and cash equivalents, and restricted cash	1,298,036	(938,005)	(131,864)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	4,750	208,957	29,375
Cash and cash equivalents, and restricted cash at the beginning of period	395,804	2,731,704	384,017
Cash and cash equivalents, and restricted cash at the end of period	1,698,590	2,002,656	281,528

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the nine months ended September 30,
	2021	2022
	RMB	RMB	US$(Note 2(b))
Supplemental disclosure of cash flow information:
Cash paid for interest	246	-	-
Cash paid for income tax	348	316,338	44,470

Supplemental disclosure of non-cash investing and financing activities:
Transfer from inventory to operating lease assets	15,169	-	-
Transfer from operating lease assets to inventory	12,051	-	-
Transfer from inventory to property, equipment and software	3,648	170,486	23,967
Accrued tax withholdings on vesting of restricted share units	-	(29,940)	(4,209)
Revenue recognized on acceptance of cryptocurrency	6,279	147,165	20,688
Cost of revenues recognized on payment of cryptocurrency	-	33,790	4,750

Cryptocurrencies are mainly collected from mining pools and paid to mining farms by the Company for the Company’s mining activities, which are reported as non-cash transactions in the Company’s consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities

Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale and lease of final mining equipment by integrating its IC products for Bitcoin mining and related components to worldwide customers.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Canaan Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2022, the results of operations and cash flows for the nine months ended September 30, 2021 and 2022, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods.

The Company believes that accounting estimation of variable consideration for warrant liability, valuation of deferred tax assets, write-down for inventories and prepayments, valuation and recognition of share-based compensation reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(b)	Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB7.1135 on September 30, 2022, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2022, or at any other rate.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,	As of September 30,
	2021	2022
RMB denominated bank deposits with financial institutions in the People’s Republic of China (“PRC”)	1,167,445	70,123
US dollar denominated bank deposits with financial institutions in the PRC	1,447,336	1,792,202
Others denominated bank deposits with financial institutions in the PRC	39,746	38,487
US dollar denominated bank deposits with overseas financial institutions	29,498	97,642
Others denominated bank deposits with overseas financial institutions	317	4,202
Total	2,684,342	2,002,656

The bank deposits, including term deposits and restricted cash, with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, USD250, SGD75 and KZT15,000 per bank, respectively. The bank deposits including term deposits and restricted cash are insured by the government authorities with amounts up to RMB11,579 and RMB18,023 as of December 31, 2021 and September 30, 2022, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, Hong Kong, United States, Singapore and Kahzakhstan with acceptable credit rating.

(d)	Restricted cash

In December 2021, cash balance of RMB47,362 was temporarily restricted by a bank from access to the bank account during the restriction period. The restriction was subsequently released in April 2022.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,	As of September 30,
	2021	2022
Cash and cash equivalents	2,684,342	2,002,656
Restricted cash	47,362	-
Total	2,731,704	2,002,656

(e)	Contract liabilities

The prepayments received from customers as of December 31, 2021 and September 30, 2022 was RMB1,340,731 and RMB299,462, respectively. The revenue recognized during the nine months ended September 30, 2021 and 2022 for the beginning balance of contract liability was RMB354,815 and RMB1,326,033, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(f)	Cryptocurrency

The Company accounts for the cryptocurrency received from mining as intangible assets with indefinite useful life in its consolidated balance sheets because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. The Company accounts for cryptocurrency return liability at fair value, whereas accounts for the corresponding cryptocurrency at cost subject to impairment because the Company is the accounting owner of those cryptocurrency.

3.	Risks and concentration

(a)	Concentration of credit risk

For the nine months ended September 30, 2021 and 2022, customers which contributed more than 10% of total revenue are as below:

	For the nine months ended September 30,
	2021	2022
Customer A	*	36%
Customer B	15%	35%
Customer C	*	10%

*            Less than 10%

(b)	Supplier concentration

For the nine months ended September 30, 2021 and 2022 the Company’s purchases substantially all its integrated circuits from one supplier.

Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

4.	Inventories

Inventories consist of the following:

	As of December 31,	As of September 30,
	2021	2022
Raw materials	429,208	623,113
Finished goods	304,801	503,160
Work in process	78,354	202,602
Total	812,363	1,328,875

During the nine months ended September 30, 2021 and 2022, the Company recorded write-down of RMB50,714 and RMB222,117 for the old-generation inventories in cost of revenues, respectively.

5.	Prepayments and other assets

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,	As of September 30,
	2021	2022
Prepayments and other current assets
Prepayments to vendors (Note a)	1,427,820	1,312,247
VAT recoverable	260,571	329,939
Prepayment for repurchase of ordinary shares (Note b)	15,901	25,467
VAT refund for export sales (Note c)	14,041	2,462
Others (Note d)	10,694	23,060
	1,729,027	1,693,175
Other non-current assets
Prepayment for purchase of leasehold improvements and software	-	20,958
Long-term rental and other deposits	2,956	14,546
	2,956	35,504

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry service. The Company also records a provision for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. As of December 31, 2021 and September 30, 2022, the Company’s purchase obligation to third-party suppliers for foundry service was RMB917,346 and RMB224,460 respectively.

Note b: The Company engaged a broker to repurchase shares in the secondary market. As of September 30, 2022, a total of RMB25,467 of share repurchase prepayment amount remains unused.

Note c: Canaan Convey Co., Ltd. is entitled to VAT refund for its export sales.

Note d: As of December 31, 2021 and September 30, 2022, the Company recorded provision of allowance for other receivables of RMB5,517 and RMB5,517, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

6.	Cryptocurrency

	As of December 31, 2021	As of September 30, 2022
Gross carrying amount	21,371	93,184
Less: Impairment of cryptocurrency	(1,061)	(19,092)
Net	20,310	74,092

The additional information about cryptocurrency consists of the following:

	For the nine months ended September 30,
	2021	2022
Beginning balance	-	20,310
Revenue recognized on acceptance of cryptocurrency	6,279	147,165
Cost of revenues recognized on payment of cryptocurrency	-	(33,790)
Proceeds from disposal of cryptocurrency (Note a)	-	(25,671)
Realized gain on disposal of cryptocurrency (Note a)	-	2,590
Impairment	(232)	(41,683)
Foreign currency translation adjustment	15	5,171
Ending balance	6,062	74,092

Note a: The Company disposed cryptocurrency to pay the electricity costs of mining.

7.	Property, equipment and software

Property, equipment and software consist of the following:

	As of December 31,	As of September 30,
	2021	2022
Cost:
Mining equipment	146,881	395,291
Computers and electronic equipment	27,492	55,144
Leasehold improvements	21,412	18,907
Mechanical equipment	7,694	855
Software	5,438	10,890
Construction in progress	665	665
Motor vehicles	470	541
Total cost	210,052	482,293
Less: Accumulated depreciation and amortization	(24,486)	(162,176)
Property, equipment and software, net	185,566	320,117

Depreciation expense during the nine months ended September 30, 2021 and 2022 was RMB6,676 and RMB145.029, respectively. The Company recognized no impairment during the nine months ended September 30, 2021 and 2022.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

8.	Accrued liabilities and other current liabilities

	As of December 31,	As of September 30,
	2021	2022
Accrued liabilities and other current liabilities
VAT payable	128,939	31,277
Withholding tax payables due to restricted share units (Note a)	126,198	-
Salary and welfare payable	118,712	106,209
Other tax payables	19,128	52,380
Warranty reserve (Note b)	18,026	18,641
Customer refund	10,738	-
VAT received from customers related to contract liabilities	2,427	951
Rental deposits	2,120	2,076
Refund from depository bank – current	2,013	2,242
Others (Note c)	9,093	20,196
Total	437,394	233,972

Note a: Upon vesting of the restricted share units, the Company withholds the shares to cover the statutory withholding requirement.

Note b: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the nine months ended September 30,
	2021	2022
Beginning balance	-	18,026
Accrual for warranties	22,697	19,180
Warranty claims paid	(4,523)	(6,265)
Warranty expired	-	(12,300)
Ending balance	18,174	18,641

Note c: Others mainly represent professional fees payable.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

9.	Warrants

In connection with the issuance of ordinary shares (Note 10) in May 2021, the Company also issued warrants to the investors, which entitle the investors to purchase up to an aggregate of 4,047,620 ADS (representing 60,714,300 Class A ordinary Shares) at $16.38 per ADS (representing $1.09 Class A ordinary share). Also, the Company issued warrants to two placement agents, which entitle them to purchase up to an aggregate of 674,603 ADSs (representing 10,119,045 Class A ordinary shares) at $15.75 per ADS (representing $1.05 Class A ordinary share).

The warrants are accounted for as a liability and remeasured to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term, the Company classifies the valuation techniques that use these inputs as Level 3.

For the nine month periods ended September 30, 2022
Risk Free Rate	2.32%-2.63%
Volatility	126.66%- 140.39%
Expected dividend yield	0%
Expected term	1.9 years- 2.1 years

On June 23, 2022, the Company entered into separate warrant repurchase agreements with all warrant holders. The Company paid US$6.6 million (equivalent to RMB44.3 million, US$1.4 per ADS) to repurchase the outstanding warrants of 4,722,223 ADSs (representing 70,833,345 Class A ordinary shares), upon which the warrant liability was extinguished.

The Company recognized the change in fair value of the warrant liability in RMB168,030 and RMB24,598 for the nine month periods ended September 30, 2021 and 2022, respectively. The change in fair value of warrant liability was recognized in the consolidated statements of comprehensive income in respective periods.

Movement of warrant liability is as follows:

	For the nine months ended September 30,
	2021	2022
Beginning balance	-	66,347
Issuance of warrant	258,782	-
Change in fair value of warrant liability	(168,030)	(24,598)
Repurchase of warrant liability	-	(44,282)
Foreign currency translation adjustment	(540)	2,533
Ending balance	90,212	-

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

10.	Ordinary shares

On May 3, 2021, the Company issued 13,492,065 ADSs (202,380,975 Class A ordinary shares) to certain institutional investors for RMB1,029,455, net of issuance cost. The Company also issued to the investors warrants to purchase up to an aggregate of 4,047,620 ADSs (60,714,300 Class A ordinary shares). Also, the Company issued warrants to two placement agents, which entitles them to purchase up to an aggregate of 674,603 ADSs (10,119,045 Class A ordinary shares). The Company classified the warrants as warrant liability and the fair value of the warrant liability was RMB258,782 as of the issuance date, the residual proceeds of RMB770,673 was allocated to the Company's ordinary shares. On June 23, 2022, the Company repurchased the warrants and the warrant liablitiy was extinguished (Note 9).

As of September 30, 2022, the authorized ordinary shares are 1,000,000,000,000, of which 2,804,138,492 shares were issued and 2,545,521,047 shares were outstanding. These outstanding shares consist of (1) 2,233,896,603 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and chief executive officer (“CEO”)of the Company.

11.	Treasury stocks

Amended 2018 Plan

In April 2021, the Board of Directors of the Company amended the 2018 Plan (the “Amended 2018 Plan”). In May and September 2021, the Company issued 94,927,065 Class A ordinary shares and 63,774,885 Class A ordinary shares, which were then reserved under the Amended 2018 Plan. As of September 30, 2022, 12,630,480 issued ordinary shares under Amended 2018 Plan are accounted as treasury stocks.

Under the Amended 2018 Plan, the Company withholds the shares issued to the employees to meet the income tax withholding requirement upon the vesting of the Restricted share units. For the nine months ended September 30, 2022, the Company withheld 16,601,235 Class A ordinary shares for RMB29,940 and sold 36,812,835 Class A ordinary shares for RMB133,762. The Company did not retire any of the repurchased Class A ordinary shares. As of September 30, 2022, 12,630,480 issued ordinary shares are accounted as treasury stocks.

Share Repurchase Program

Effective March 15, 2022, the Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$100 million worth of its outstanding (i) ADSs, each representing 15 Class A ordinary shares, and or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022. During the nine months ended September 30, 2022, total of 6,822,150 outstanding ADSs (102,332,250 shares) were repurchased but have not been retired with a total consideration of RMB178,293, which is shown as treasury stock.

12.	Share-based compensation

The following table summarizes restricted share units (“RSUs”) activity during the nine month ended September 30, 2022:

	Number of shares	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2021	137,243,670	4.81
Granted	57,884,265	1.65
Forfeited	(3,688,328)	4.70
Vested	(50,255,145)	4.44
Outstanding as of September 30, 2022	141,184,462	3.65

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

13.	Income Taxes

The Company recorded an income tax provision of RMB348 and RMB301,304 for nine months ended September 30, 2021 and 2022, representing effective tax rates of 0.1% and 21.6%, respectively.

The effective income tax rate of 21.6% in 2022 was lower than the statutory income tax rate of 25.0% which was primarily due to preferential tax rate of 15% applicable to Canaan Creative in 2022. The effective income tax rate of 0.1% in 2021 was lower than the statutory income tax rate of 25.0% primarily because of (i) utilization of deferred income tax assets of certain subsidiaries, which were at cumulative loss position and valuation allowances were recorded in prior years; (ii) the preferential tax rate of 15% applicable to Canaan Creative in 2021.

14.	Basic and diluted earnings per share

Basic and diluted earnings per share have been calculated in accordance with ASC 260 on computation of earnings per share for the nine months ended September 30, 2021 and 2022, as follows:

	For the nine months ended September 30,
	2021	2022
Basic earnings per share calculation
Numerator:
Net income	803,755	1,096,575

Denominator:
Weighted-average ordinary shares outstanding	2,494,548,234	2,575,201,787
Basic earnings per Class A and Class B ordinary share (RMB cent per share)	32.22	42.58

	For the Nine months ended September 30,
	2021	2022
Diluted earnings per share calculation
Numerator:
Net income	803,755	1,096,575

Denominator:
Weighted-average ordinary shares outstanding	2,494,548,234	2,575,201,787
Add: weighted-average RSUs	41,865,800	4,471,509
Weighted-average number of shares used in calculating diluted earnings per Class A and Class B ordinary share	2,536,414,034	2,579,673,296
Diluted earnings per Class A and Class B ordinary share (RMB cent per share)	31.69	42.51

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

15.	Contingencies

On April 15, 2021, a new putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain officers of the Company. The complaint alleges that the Company’s press release issued in February 2021 about increased visibility into revenue and the size and quality of orders the Company was receiving were materially false and misleading. Plaintiff claims that the truth about the Company’s revenue was revealed in April 2021, when the Company announced its latest financial results. On December 14, 2021, the Court so-ordered this stipulation. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges the Company’s November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of the Company’s chief executive officer in an article published by Decrypt contained false and misleading statements regarding the pre-sale orders the Company had received and the Company’s ability to secure sufficient chip supply to meet the increasing demand for mining machines. On April 8, 2022, the Company filed a motion to dismiss the amended complaint. On June 7, 2022, lead plaintiffs filed their opposition to the Company’s motion to dismiss. On July 7, 2022, the Company filed a reply brief.

The management of the Company believes that there are defenses to one or more of the claims asserted in the lawsuits. The management of the Company has engaged counsel with the intention to vigorously defend these lawsuits. At the date of issue of the unaudited condensed consolidated financial statements, the Company is unable to predict the outcome of these lawsuits, or reasonably estimate a range of possible losses, if any, given the early stage of these lawsuits. Therefore, no contingent liabilities have been recorded by the Company as of September 30, 2022 in respect of these lawsuits.

Also, the Company is and, from time to time, may in the future become, involved in other legal proceedings in the ordinary course of business. The Company currently believes that the outcome of any of these existing legal proceedings, either individually or in the aggregate, will not have a material impact on the operating results, financial condition or cash flows of the Company. With respect to existing legal proceedings, the Company has either determined that the existence of a material loss is not reasonably possible or that it is unable to estimate a reasonably possible loss or range of loss. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

16.	Changes in shareholder’s equity

		Ordinary shares		Subscription	Treasury stocks		Additional		Accumulated other		Total
	Note	Number of Shares	Amount	receivables from shareholders	Number of Shares	Amount	paid-in capital	Statutory reserves	comprehensive loss	Accumulated deficit	shareholders’ equity
Balance as of January 1, 2021		2,328,326,132	1	(1)	43,896,090	(23,915)	1,634,619	97,307	(79,780)	(1,195,673)	432,558

Share-based compensation expense		-	-	-	-		415,096	-	-	-	415,096
Share Repurchase		(13,138,020)	-	-	13,138,020	(41,560)	-				(41,560)
Vesting of restricted share units		94,736,310	-	-	(94,736,310)	-	-	-	-	-	-
New issuance of ordinary shares and warrants	10	202,380,975	-	-	70,833,345	-	764,968	-	-	-	764,968
Issuance of ordinary shares as a reserve for share-based compensation awards	10	-	-	-	94,927,065	-	-	-	-	-	-
Foreign currency translation		-	-	-	-	-	-	-	(2,215)	-	(2,215)
Net income		-	-	-	-	-	-	-	-	803,755	803,755
Balance as of September 30, 2021		2,612,305,397	1	(1)	128,058,210	(65,475)	2,814,683	97,307	(81,995)	(391,918)	2,372,602

		Ordinary shares		Subscription	Treasury stocks		Additional		Accumulated other		Total
	Note	Number of Shares	Amount	receivables from shareholders	Number of Shares	Amount	paid-in capital	Statutory reserves	comprehensive (loss)/income	Retained earnings	shareholders’ equity
Balance as of January 1, 2022		2,577,386,552	1	(1)	226,751,940	(231,281)	2,891,134	97,420	(101,925)	803,342	3,458,690

Share-based compensation expense		-	-	-	-	-	310,849	-	-	-	310,849
Share Repurchase	11	(102,332,250)	-	-	102,332,250	(178,293)	-	-	-	-	(178,293)
Repurchase of vested employee restricted share units for tax withholding	11	(16,601,235)	-	-	16,601,235	(29,940)	-	-	-	-	(29,940)
Resale of vested employee restricted share units for tax withholding	11	36,812,835	-	-	(36,812,835)	133,762	-	-	-	(64,540)	69,222
Vesting of restricted share units		50,255,145	-	-	(50,255,145)	-	-	-	-	-	-
Foreign currency translation		-	-	-	-	-	-	-	144,307	-	144,307
Net income		-	-	-	-	-	-	-	-	1,096,575	1,096,575
Balance as of September 30, 2022		2,545,521,047	1	(1)	258,617,445	(305,752)	3,201,983	97,420	42,382	1,835,377	4,871,410